FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended April 25, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                                 No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, April 25, 2005

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

April 25, 2005

Crucitas Permitting Process Advances

Vannessa Ventures Ltd. (TSX:VVV) (“the Company”) through its 100 percent owned subsidiary, Industrias Infinito S.A., has filed responses to questions on the Company’s Environmental Impact Statement (EIS) with the Ministry of Environment (SETENA) regarding the Company’s proposed Cerro Crucitas gold mine in Costa Rica.  This filing is in response to Resolution 119-2005, dated January 19, 2005, in which the SETENA requested that the Company prepare an Annex in order to clarify and respond to specific questions identified by the SETENA during their evaluation of the Company’s previously submitted EIS and during the extensive public involvement process.

The project area that is the subject of the SETENA application in respect of the Crucitas project is limited only to the softer near surface saprolite or weathered material.  A resource estimate of this material was completed in November 2000 by independent consultants, Dr. G.R. Peatfield, Ph.D., P. Eng. and Mr. J. Zbeetnoff, P. Geol., both of which are Qualified Persons as defined by National Instrument 43-101, and the classifications of the resource in the resource estimate conforms to the standards outlined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2000).  This report was filed on SEDAR on October 28, 2003. A more recent resource estimate has not been prepared and the Company considers the report to be relevant.

Crucitas - Near Surface Resources

Category	Ktonnes[1]	Au (GPT)[2]	Au (Kg)	Au (Oz)[3]

Inferred	2,954.0	1.89	5,581.6	179,450

Measured	4,335.2	2.30	9,971.0	320,575
Indicated	6,042.7	2.08	12,542.2	403,240
Total ( Meas. + Ind. )	10,377.9	2.17	22,513.2	723,815

Notes:

1 quoted in thousands of tonnes, rounded to the nearest 100 tonnes

2 composite cutoff grade equals 0.80 grams gold per tonne (gpt)

3 rounded to the nearest 5 ounces.  1.0 troy ounce equals 31.1035 grams

In Guyana drilling on the Company’s Marudi project has recently been completed.  The later stage of the drill program has targeting anomalous areas identified by geo-chemical work and by historical underground exploration adits.

Drilling around the known Mazoa mineralized zone is completed but all assay results have not yet been received and interpreted.  The Mazoa mineralized zone was drilled by Sutton Resources Ltd. (Sutton) in the early 1990’s and a historical estimate prepared by Kilborn Engineering Pacific Ltd. (Kilborn) on behalf of Sutton has been previously reported by the Company and the June 1995 Report is available at www.sedar.com, (showing as filed December 5, 2003).  The report classifies resources into measured and indicated, and inferred categories based on the “Principles of a Resource/Reserve Classification for Minerals” by the U.S. Bureau of Mines and the U.S. Geological Survey (Geological Survey circular 831).  The Qualified Person who directed the resource estimate was Zofia Ashby, P. Eng., then an employee of Kilborn.

  Mazoa Resources

Category	Ktonnes[1]	Au (GPT)[2]	Au (Kg)	Au (Oz)[3]

Inferred	860.9	2.45	2,109.3	67,815

Measured and Indicated[4]	3,381.1	2.94	9,940.4	319,595

Notes:

1 quoted in thousands of tonnes, rounded to the nearest 100 tonnes

2 cutoff grade equals 1.0 grams gold per tonne (gpt)

3 rounded to the nearest 5 ounces.  1.0 troy ounce equals 31.1035 grams

4 Measured and Indicated resources are not separated in the Kilborn Report

Carl L. Caumartin is the Manager of Exploration and Development for Vannessa and a Qualified Person, as defined by National Instrument 43-101.  Mr. Caumartin has reviewed the Kilborn report and has determined that the results are reliable and still relevant as there has been no additional drilling completed, or subsequent reports prepared, since the Kilborn report was completed. The Resource Estimate in the table above was prepared based on the USGS Geological Survey Circular 831 which is considered generally equivalent to a Resource estimates as classified by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2000).  It is recognized that information supplied by the current drilling program will likely result in a modification of this Resource Estimate.

John R. Morgan

President

Vannessa Ventures Ltd.

 “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”